UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 6)*
iTeos Therapeutics, Inc.

(Name of Issuer)
Common Stock, $0.001 par value per share

(Title of Class of Securities)

46565G104

(CUSIP Number)

Josh La Grange
Fried, Frank, Harris, Shriver & Jacobson LLP
801 17th Street, NW, Washington, DC 20006
202-639-7497

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2024

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46565G104

1	NAMES OF REPORTING PERSONS
Aaron I. Davis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
73,137

	8	SHARED VOTING POWER
946,915

	9	SOLE DISPOSITIVE POWER
73,137

	10	SHARED DISPOSITIVE POWER
946,915

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,020,052

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No. 46565G104

1	NAMES OF REPORTING PERSONS
Boxer Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
946,915

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
946,915

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
946,915

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

CUSIP No. 46565G104

This amendment (this “Amendment No. 6”) further amends and supplements the statement on Schedule 13D filed on August 7, 2020 (the “Original Filing”) by Aaron I. Davis and certain other persons with respect to the Common Stock, par value $0.001 (the “Common Stock”) of iTeos Therapeutics, Inc. (the “Issuer”), as previously amended on January 6, 2022 (“Amendment No. 1”), March 21, 2022 (“Amendment No. 2”), May 11, 2022 (“Amendment No. 3”), May 14, 2024 (“Amendment No. 4”), and October 15, 2024 (“Amendment No. 5”). In Amendment No. 5, Boxer Capital Management, LLC (“BCM”) adopted the Original Filing, as previously and then amended, as its statement on Schedule 13D with respect to the Common Stock. Capitalized terms used herein but not defined herein shall have the respective meanings defined in the Original Filing, as previously amended. The Original Filing, as previously amended, is further amended hereby with respect to the Reporting Persons only as specifically set forth herein, provided that with respect to any Item amended herein, if such Item is incorporated by reference into any other Item in the Original Filing, as previously amended, such incorporation by reference is also amended hereby. For purposes of this Amendment No. 6, the “Reporting Persons” is defined collectively as BCM and Mr. Davis.

Item 2.	Identity and Background.

Item 2 is hereby amended to correct that Mr. Davis is the Managing Member of BCM.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by the addition of the following:

On November 14, 2024, Boxer Capital sold, for cash, 2,000,000 shares of Common Stock in a private sale transaction to an institutional buyer at a price per share of $8.75 pursuant to an agreement on customary terms (the “Stock Purchase Agreement”).

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

All percentages are based on 36,607,055 shares of the Issuer’s Common Stock outstanding, which is (i) 36,533,918 shares of the Issuer’s Common Stock outstanding as of November 7, 2024 as set forth in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 12, 2024, plus (ii) 73,137 shares of Common Stock subject to options to purchase shares of Common Stock, held by Mr. Davis, exercisable within the next 60 days.

(a) (b) For information regarding beneficial ownership, see the information presented on the cover pages.

(c)      Other than as described herein in Item 4 or transactions previously reported on Form 4, the Reporting Persons have not engaged in any transactions in the Common Stock in the past 60 days.

(d)     Other than as described herein and except as may result from indirect interests of investors in Boxer Capital, LLC or BCM, no persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends, or proceeds of sale of such securities outlined in this report.
(e)      As of November 14, 2024, BCM and Mr. Davis ceased to beneficially own more than 5% of the outstanding shares of Common Stock.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by the addition of the following:

The disclosure set forth above in Item 4 of this Amendment regarding the Stock Purchase Agreement is incorporated herein and is qualified by reference to the text thereof.

CUSIP No. 46565G104

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended by the addition of the following:

Exhibit No.	Description
Exhibit 4 Exhibit 5
Joint Filing Agreement, dated November 18, 2024, among  Mr. Davis and BCM.
Stock Purchase Agreement, dated November 14, 2024, among  Boxer Capital, LLC and certain entities associated with BVF Partners L.P.

CUSIP No. 46565G104

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  November 18, 2024

AARON I. DAVIS

/s/ Aaron I. Davis
Aaron I. Davis, Individually
BOXER CAPITAL MANAGEMENT, LLC
By:	/s/ Aaron I. Davis
	Name:	Aaron I. Davis
	Title:	Chief Executive Officer